Xenia Hotels & Resorts, Inc.

200 S. Orange Avenue, Suite 1200

Orlando, Florida 32801

January 16, 2015

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-4628

Attn: Jennifer Gowetski

Re:	Xenia Hotels & Resorts, Inc.
Registration Statement on Form 10 (File No. 001-36594)

Dear Ms. Gowetski:

We hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form 10 of Xenia Hotels & Resorts, Inc. (the “Company”) so that it may become effective at 10:00 a.m., Eastern Time, on January 20, 2015, or as soon as possible thereafter.

We request that we be notified of such effectiveness by a telephone call to Cathy A. Birkeland of Latham & Watkins LLP, the Company’s counsel, at (312) 876-7681.

In connection with this request, we acknowledge the following:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows.]

Sincerely,

XENIA HOTELS & RESORTS, INC.
By:	/s/ Marcel Verbaas
Name: Title:	Marcel Verbaas President and Chief Executive Officer